2855 Sanford Ave SW #30666

Grandville, MI, 49418

+44 01455-290363

May 29, 2018

VIA EMAIL AND EDGAR

Beverly Singleton

Melissa Raminpour

Sonia Bednarowski

John Dana Brown - Attorney Advisor

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

BednarowskiS@SEC.GOV

Re: Arazu Incorporated

Registration Statement on Form S-1

Filed March 23, 2018

File No. 333-221327

Acceleration Request

Requested Date: Thursday, May 31, 2018

Requested Time: 5:00 PM Eastern Time

Dear Sirs/Mesdames:

Arazu Incorporated (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes John D. Thomas, Esq., counsel to the Registrant, to orally modify or withdraw this current request for acceleration.

The Registrant hereby acknowledges that:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

U.S. Securities & Exchange Commission

Division of Corporate Finance

May 29, 2018

•	the Registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Thomas at (801) 816-2536.

Very truly yours,

ARAZU INCORPORATED

/s/ Paul Clewlow

Paul Clewlow

Chief Executive Officer